FOR IMMEDIATE RELEASE
PITTSBURGH, PA
June 1, 2007
CONTACT:

Rose Hoover
Vice President Administration
and Corporate Secretary
(412) 456-4418

AMPCO-PITTSBURGH ANNOUNCES JOINT VENTURE IN CHINA

Ampco-Pittsburgh Corporation announced today that its subsidiary Union Electric Steel Corporation had signed a Joint Venture contract with Maanshan Iron & Steel Company Limited for the manufacture of forged backup rolling mill rolls in China. It is anticipated that the Joint Venture will be in production during 2009 and will have an initial annual backup roll capacity of approximately 10,000 metric tons. The name of the new company is Union Electric Steel MG Roll Company Limited.

Maanshan Iron & Steel Company Limited will be a fifty-one percent owner of the joint venture and is one of China’s largest steel producers and is located in Maanshan City, Anhui Province. The Company is listed on the Shanghai and Hong Kong Stock Exchanges.

Union Electric Steel Corporation is a leading producer of forged hardened steel rolls headquartered in Pittsburgh, Pennsylvania and will be a forty-nine percent owner of the joint venture. In combination with its English affiliate, Davy Roll Company, Union Electric Steel is one of the largest manufacturers of rolling mill rolls in the world serving the global steel and aluminum industries.

The matters discussed herein may contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from expectations. Certain of these risks are set forth in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as well as the Corporation's other reports filed with the Securities and Exchange Commission.